SEC
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NOV 29 2021

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SEC FILE NUMBER
8-48629

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2020 (MM/DD/YY) AND ENDING 09/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: QUATTRO M SECURITIES, INC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

735 RIDGEFIELD ROAD
(No. and Street)

WILTON	CT	06897
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

EUGENE L. MAURO	(212) 344-5661	gmauro@qmsdirectex.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NAWROCKI SMITH LLP
(Name – if individual, state last, first, and middle name)

100 MOTOR PARKWAY, SUITE 580	HAUPPAUGE	NY	11788
(Address)	(City)	(State)	(Zip Code)

03/04/2009	#3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eugene L Mauro, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Quattro M Securities, Inc., as of September 30, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]

Notary Public

BRADFORD A. MILLER
NOTARY PUBLIC, State of New York
No. 4793716
Qualified in Putnam County
Commission Expires February 28, 2022

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

QUATTRO M SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
TOGETHER WITH AUDITOR'S REPORT

As of and for the Year Ended September 30, 2021

NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' of
Quattro M Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Quattro M Securities, Inc. (the "Company") as of September 30, 2021, the related statements of operations and retained earnings, changes in stockholders' equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion the financial statements present fairly, in all material respects, the financial position of Quattro M Securities, Inc. as of September 30, 2021, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Quattro M Securities, Inc.'s management. Our responsibility is to express an opinion on Quattro M Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Quattro M Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules 1 and 2 have been subjected to audit procedures performed in conjunction with the audit of Quattro M Securities, Inc.'s financial statements. The supplemental information is the responsibility of Quattro M Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Quattro M Securities, Inc.'s auditor since 2017.

Hauppauge, New York
November 19, 2021

Nawrocki Smith LLP

EXHIBIT A.

QUATTRO M SECURITIES, INC.

Statement of Financial Condition

As of September 30, 2021

ASSETS		
Current Assets		
Cash and Cash Equivalents	$478,202	
Deposit with Clearing Organization	300,000	
Commissions Receivable-Clearing Corp	363,454	$1,141,656
Other Assets		
Other Receivables	50,050	
Due from Adler Coleman, bankrupt	75,591	125,641
TOTAL ASSETS		**$1,267,297**
LIABILITIES AND STOCKHOLDERS ' EQUITY		
Current Liabilites		
Accrued Expenses and Accounts Payable	$53,717	
Total Liabilites		53,717
Stockholders' Equity		
Capital Stock Issued:		
200 Shares authorized-NPV		
100 Shares issued & outstanding	500	
Paid In Surplus	299,500	
Retained earnings	913,580	
Total Stockholders'Equity		$1,213,580
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		**$1,267,297**

The accompanying notes to financial statements are an integral part of this statement.

EXHIBIT B

QUATTRO M SECURITIES, INC.

Statement of Operations and Retained Earnings

For the Year ended September 30, 2021

Income	
Commissions and floor brokerage	$5,750,176
Interest earned on firm deposit and clearance accounts	1
Payroll Protection Program Loan Forgiveness	256,500
Total Income	**$6,006,677**
Operating Expenses	
Officer Compensation	340,000
Employees' compensation and benefits	1,779,721
Selling, general and admin expenses	3,106,448
Regulatory fees and expenses	555,060
Commissions paid	28,572
Total Operating Expense	**$5,809,801**
Net Income For Year	**$196,876**
Retained Earnings -October 1, 2020	716,704
Retained Earnings-September 30, 2021	**$913,580**

The accompanying notes to financial statements are an integral part of this statement.

EXHIBIT C

QUATTRO M SECURITIES, INC.

Statement of Changes in Stockholders' Equity

For the Year ended September 30, 2021

Stockholders' Equity – Beginning of Year	**$1,016,704**
Net Income per Exhibit B	196,876
Stockholders' Equity – End of Year	**$1,213,580**

The accompanying notes to financial statements are an integral part of this statement.

EXHIBIT D

QUATTRO M SECURITIES, INC.

Statement of Changes in Subordinated Liabilities

For the Year ended September 30, 2021

Balance-Beginning of Year	$-0-
Qualified Debt paid during year	$-0-
Balance-End of Year	$-0-

The accompanying notes to financial statements are an integral part of this statement.

EXHIBIT E.

QUATTRO M SECURITIES, INC.

Statement of Cash Flows

For the Year ended September 30, 2021

Cash Flows from Operating Activities

Net Income Per Exhibit B:	**$196,876**
Changes in Assets & Liabilites:	
Decrease in commissions receivable	95,830
Decrease in other receivables	88,159
Decrease in accrued expenses and accounts payable	(8,301)
Decrease in Paycheck Protection Program Loan	(256,500)
Net Cash-Operating Activities (Increase)	**$116,064**
Net changes in cash equivalents	116,064
Cash Balance -Beginning of Year:	**$362,138**
Cash Balance -End of Year:	**$478,202**

Supplemental disclosure of cash flow information:

Cash paid during year for:	
Corporation taxes	**$0**

The accompanying notes to financial statements are an integral part of this statement.

QUATTRO M SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2021

Note 1 – Date of Incorporation -- The Corporation was incorporated in New York on December 5, 1994 under the name of Quattro M Securities, Inc. (the "Corporation"). The Corporation conducts a stock brokerage business on the floor of the New York Stock Exchange and from its office at 735 Ridgefield Road, Wilton, CT 06897. In connection with the firm's stock brokerage business, it receives income from floor brokerage and commissions on customers' accounts. All customer transactions are cleared through AXOS Clearing, LLC, on a fully disclosed basis.

Note 2 – Significant accounting polices

Basis of reporting -- The accompanying financial statements have been prepared on the accrual basis of accounting. The financial statements represent the transactions of the Company for the year ended September 30, 2021.

Securities transactions -- Securities transactions, on behalf of customers, are recorded on a settlement date basis with related commission income and expenses reported on a trade basis.

Use of estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. Those estimates and assumptions reflect the reported amounts of assets and liabilities, the disclosures of contingent liabilities, and reported revenues and expenses. Actual amounts could differ from those estimates.

Cash and cash equivalents -- The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At various times during the year ended September 30, 2021, balances of cash and cash equivalents at banking institutions may have exceeded federal insurance levels.

Income taxes -- The Company is a C corporation and deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allo-

wance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will to be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Note 3 – Commitments and contingencies -- The Corporation leases a NYSE Membership and is responsible for monthly payments thereon. The Corporation has its corporate offices at 735 Ridgefield Road, Wilton, CT 06897 and 4829 Pelican Blvd, Cape Coral, FL 33914. Terms of these leases are $3,000 per month for 735 Ridgefield Road, Wilton, CT 06897 and $2,000 per month for 4820 Pelican Blvd, Cape Coral, FL 33914.

Note 4 - Insurance -- The Corporation maintains a renewable Stockholders' Blanket Bond as required by the New York Stock Exchange. The Corporation is a member of the Securities Investors Protections Corporation (SIPC).

Note 5- Paycheck Protection Program Loan – On May 4, 2020, the Company received loan proceeds in the amount of $256,500 under the Paycheck Protection Program. On December 11, 2020 the Company received notification than their loan forgiveness application had been accepted by the Small Business Administration and the debt extinguished.

Note 6 – Net Capital Requirements -- The Corporation is subject to Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15C3-1), which requires the Corporation to maintain minimum dollar net capital of $5,000. At September 30, 2021, the Corporation had net capital of $1,087,939.

Note 7– Other Assets -- The Corporation is owed commissions from Adler Coleman & Co., in bankruptcy, and other non-current assets, of $125,641. No allowance for bad debts has been recorded for these amounts as there are excluded from net capital and management expects them to be collected.

Note 8 – Related Parties -- The offices of the Company are located in the homes owned by a family member of the President of the Company. The rent charges include utilities and other related expenses which are paid for by the Company's funds. During the year ended September 30, 2021, rent expense incurred by the Company totaled $48,000.

Note 9 – Subsequent Events -- The Company performed an evaluation of events that have occurred subsequent to September 30, 2021, and through November 19, 2021, the date this report was available to be issued. There have been no material subsequent events that have occurred during such period that would require

disclosure in this report or would be required to be recognized in the financial statements as of September 30, 2021.

SCHEDULE 1

QUATTRO M SECURITIES, INC.

Computation of Net Capital Pursuant to Rule 15C3-1

As of September 30, 2021

Computation of Net Capital

Total Stockholders' Equity-Exhibit A	$1,213,580
Less; Non-allowable assets	125,641
Net Capital	**$1,087,939**

Computation of Basic Net Capital Requirement

Minimum Net Capital Required	3,581
Minimum Dollar Net Capital Requirement	5,000
Excess Net Capital	$1,082,939
Percentage of Aggregate Indebtedness to Net Capital	**4.94%**

No material difference exists between our Audit Report for the fiscal year ending September 30, 2021 and the Focus Report X-17A-5 as of September 30, 2021.

SCHEDULE 2

QUATTRO M SECURITIES, INC.

Information Relating to the Possession or Control Requirements

Pursuant to Rule 15C3-3

As of September 30, 2021

The Corporation claims exemption from the requirements of Rule 15C3-3 under Section (k)(2)(ii) of the rule, on the grounds that all customer transactions were cleared through AXOS Clearing, LLC on a fully disclosed basis.

NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' of
Quattro M Securities, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Quattro M Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hauppauge, New York
November 19, 2021

Nawrocki Smith LLP

Quattro M Securities Inc.
Exemption Report
September 30, 2021

Quattro M Securities, Inc. asserts , to its best knowledge and belief, the following:

(1) Quattro M Securities, Inc., claims an exemption from § 240.15c3-3 under section *(k)(2(ii)* which applies to broker-dealers who, as introducing broker-dealers, clear all customer transactions on a fully-disclosed basis with a clearing broker-dealer, and who promptly transmit all customer funds and securities to such clearing broker-dealer. In these arrangements, the clearing broker-dealer carries all of the customer accounts of the introducing broker-dealer and maintains and preserves such books and records related to customer accounts as required by SEC Rules 17a-3 and 17a-4.

(2) Quattro M Securities, Inc. has met such exemption provisions in § 240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

Quattro M Securities, Inc.

FMauro

Date: November 19, 2021

NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholders' of
Quattro M Securities, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, which are enumerated and agreed to by Quattro M Securities, Inc. (the "Company") and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2021. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the total revenue amounts reported on the annual audited Form X-17A-5 Part III for the year ended September 30, 2021, with the total revenue amounts reported in Form SIPC-7 for the year ended September 30, 2021, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended September 30, 2021. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hauppauge, New York
November 19, 2021

Nawrocki Smith LLP

6

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 9/30/21

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

48629
QUATTRO M. SECURITIES
735 RIDGEFIELD RD
WILTON, CT 06897

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 8582.41

B. Less payment made with SIPC-6 filed (exclude interest) (5026.81)
4/24/21
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 3555.60

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3555.60

G. PAYMENT: √ the box
Check mailed to P.O. Box [X] Funds Wired [ ] ACH [ ]
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

QUATTRO M. SECURITIES INC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 19 day of OCTOBER, 20 21.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/1/20
and ending 9/30/21

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5750,177
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	28,573
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	28573
2d. SIPC Net Operating Revenues	$ 5721604
2e. General Assessment @ .0015	$ 8582.41 (to page 1, line 2.A.)